UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)*

Nexxus Lighting, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

868042102

(CUSIP Number)

December 7, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868042102		13G

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Brown
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 470,852
	6	Shared Voting Power 0
	7	Sole Dispositive Power 470,852
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 470,852
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 6.8%
12		Type of Reporting Person (See Instructions). IN

Item 1(a).   Name of Issuer:

Nexxus Lighting, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9400-200 Southridge Park Court, Orlando, Florida 32819

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Michael J. Brown (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for the Reporting Person is: 4601 College Boulevard, Suite 300, Leawood, Kansas 66211

Item 2(c).	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

868042102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813));

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 470,852 Shares, which includes 201,794 shares that may be acquired by the Reporting Person upon exercise of outstanding warrants held by the Reporting Person to purchase Shares.

(b)	Percent of class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of approximately 6.8% of the total number of Shares outstanding.

(c)	Number of shares of which the person has:
(i)	Sole power to vote or to direct the vote: 470,852
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 470,852
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5:	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 7, 2007

/s/ Michael J. Brown
Michael J. Brown

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